SEC file number 0-21782


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of November 2004

                       FLETCHER CHALLENGE FORESTS LIMITED
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                 (Translation of Registrant's Name Into English)


              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   |X|      Form 40-F   | |

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes  | |    No  |X|

         (If "Yes is marked indicate below the file number assigned to the
         registrant in connection with Rule 12g3-2(b): 82-         .)

         This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728)
         of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date 17 November 2004              FLETCHER CHALLENGE FORESTS LIMITED
                                   ----------------------------------


                                   /s/ P M GILLARD
                                   ---------------

                                   P M GILLARD
                                   SECRETARY

[Tenon LOGO]                                            NEWS RELEASE


TO:       THE BUSINESS EDITOR

From:     Paul Gillard - Director, Corporate & Legal Services, Tenon Limited
          Telephone:         64-9-571 9846
          Fax:               64-9-571 9872


Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Marlene Krone immediately on telephone 64-9-571 9808.

Information on Tenon Limited can be found at http://www.tenon.co.nz.

                STOCK EXCHANGE LISTING: NEW ZEALAND (TEN) (TENPA)

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             TENON CONFIRMS SECOND CAPITAL RETURN OF NZ$321 MILLION

       Auckland, 17 November 2004 - Tenon announced today that it was applying to the High Court for initial orders directing it to seek shareholder approval for a return of capital and associated share cancellation.

       Under this second capital return (which is subject to receipt of a favourable tax ruling) Tenon will cancel three out of every four shares in the Company. Shareholders will receive $1.5333 for each share cancelled, which equates to $1.15 per share held before the cancellation. The total amount of this capital return will be approximately NZ$321 million.

       This proposed capital return, together with the first capital return of approximately $350 million made in March 2004, equates to a total return of $1.20 per share on issue prior to commencement of the forest sale process. This is the maximum aggregate amount of capital that the Company indicated to shareholders in February this year that it expected to return as a consequence of the forest sale.

       Tenon will apply to the High Court for final orders sanctioning the capital return if, at the Company's Annual Shareholders' Meeting to be held on 22 December 2004, shareholders approve the capital return.

       The Company expects the final orders from the High Court to be obtained in early February 2005, and the capital return completed and payment made to shareholders in late February 2005.


       ENDS